

February 12, 2018

Newell Brands Inc.
221 River Street
Hoboken, NJ 07030
Attn: Michael Polk, Chief Executive Officer

cc: Board of Directors

Dear Mike,

Starboard Value LP, together with its affiliates ("Starboard") and its director nominees, currently has a beneficial ownership interest of approximately 4% of the outstanding shares of Newell Brands Inc. ("Newell" or the "Company"), collectively making us one of the Company's largest shareholders. Starboard is an investment management firm with a long and successful track record of investing in underperforming companies and actively engaging with management teams and boards of directors in a constructive manner to drive operational, financial and strategic improvements that result in significant value creation. In addition, three of our director nominees – Martin Franklin, Ian Ashken and Jim Lillie (collectively, "Mariposa") – have a long history of creating significant shareholder value in consumer products companies, such as Jarden Corporation ("Jarden") where they generated an over 5,000% return over 15 years, with a compound annual return of over 30%.

Newell's product portfolio consists of many iconic and valuable franchises, representing market-leading brands that operate in both niche and large, growing and unconsolidated global categories. We believe that Newell is deeply undervalued and that significant opportunities exist to create value for the benefit of all shareholders – opportunities that should be well within the control of management and the Board of Directors (the "Board").

Unfortunately, Newell's recent operating and financial performance have fallen well below both the expectations set by the Board and the Company's true potential. Within the last six months, the Company has reduced its 2017 financial guidance three times following continuous underperformance in both revenue and profitability. This has resulted in extremely poor share price performance, and Newell has drastically underperformed both its industry peers and the overall market. In fact, since the closing of the Jarden acquisition, Newell's stock price has declined by over 42% while the S&P 500 has increased by over 41%, resulting in cumulative underperformance of approximately 84%. This massive share price underperformance has resulted in Newell trading at less than 10x 2018 EPS, both a multi-year low and a substantial discount to its peers and the broader market. Furthermore, since July 1, 2017, Newell's stock price has declined by over 53% while the S&P 500 has increased by over 18%, resulting in underperformance of approximately 72%.



Newell's Stock Price Performance Since the Acquisition of Jarden

Legend: Newell Brands — S&P 500 — S&P 500 Household Durables

+42%

+17%

(42%)

Source: Capital IQ; Stock price performance from April 18, 2016 (first day of trading as a combined company following Jarden acquisition) to January 25, 2018 (day of Newell preannouncement of preliminary 2017 results, initial 2018 guidance and announcement of Board changes)

In April 2016, Newell closed the largest acquisition in company history by purchasing Jarden for more than $18 billion in cash and stock. This was a transformational transaction as Newell more than doubled its revenue, tripled its employee base and significantly increased its financial leverage. At the time of the closing of the Jarden acquisition, the combined Company formed one of the largest global providers of consumer and commercial products, with pro forma revenues of more than $16 billion and a stated strategy to get larger to drive more economies of scale. This combination was intended to establish a best-in-class brand portfolio with unmatched growth potential and the opportunity to realize sizeable revenue and cost synergies. These aspects of the transaction were memorialized in specific promises to shareholders, including "strong growth" and significantly improved profitability for the combined business.

> *"The first $500 million of synergies is expected to create a company with EBITDA margins of over 20% and annual EBITDA of over $3 billion, giving us the firepower to reduce the leverage ratio to 3 times to 3.5 times within two years to three years and then, subsequently, to deploy capital to create further value beyond our organic agenda."*
>
> *- CEO Michael Polk – Q4 2015 Earnings Call*

Unfortunately, in less than two years, Newell's management team has made critical missteps in integrating and operating the businesses, resulting in poor financial performance. Shareholders have suffered through several guidance reductions and a worrisome future outlook due to significant declines in profitability. As shown in the chart below, despite making promises to achieve $3 billion of EBITDA and 20% EBITDA margins within 2-3 years, the reality has been much worse – revenues have stagnated and margins continue to deteriorate.



Source: Company filings; Newell management commentary; Starboard estimates

In fact, following the pre-announcement of recent results and initial 2018 outlook, we estimate that management's EBITDA guidance for 2018 has fallen 17% below its original post-merger guidance. Since the consummation of the merger, Newell shareholders have lost more than $11 billion of value despite meaningful gains for the Company's peer group and the broader market. Moreover, given management's seeming inability to forecast future performance, we are concerned not only by the quality of the historical earnings, but also by the achievability of the 2018 projections.

The resignations of three well-respected directors late last month, including one who had served on the Board of Newell for over ten years (Domenico De Sole), signaled to shareholders that there was serious discord on the Board. It is an extraordinary step for three directors, who collectively have decades of relevant industry experience, to simultaneously resign from a public company board of directors. These resignations demonstrated to us that there was board dysfunction and differences of opinion regarding the troubling underperformance in 2017 and the future strategy and direction of Newell.

Following the resignation of these directors, we approached Mr. Franklin regarding our views on Newell. This led to discussions with Messrs. Franklin, Ashken, and De Sole (the three resigning directors), as well as Mr. Lillie, Jarden's former CEO, regarding the opportunity for significant value creation at Newell and the changes that would be required to accomplish this goal. The combination of their impressive track records of value creation as seasoned operators in the consumer goods industry and Starboard's proven ability to effectuate meaningful change through governance reforms is extremely powerful. Collectively, we are confident we have the right people to develop and execute a plan that will result in substantial value creation for the benefit of all Newell shareholders.

In addition to partnering with Mariposa and nominating Mr. De Sole, a director of Newell for over ten years, we have augmented our director slate with a number of extremely well-qualified independent directors. We have nominated an experienced and accomplished group of directors with a shared mission of helping to oversee a turnaround of Newell. Our selection of these carefully vetted nominees is the result of a comprehensive search for high-quality executives with unique perspectives directly relevant to the Company's current businesses and challenges, including consumer operations, finance, mergers and acquisitions, restructuring, strategic transformations, and board governance and oversight. Collectively, our slate of director nominees has decades of experience serving as CEOs, CFOs, COOs, senior executives and directors of well-performing public companies directly related to Newell's business. Importantly, this group of nominees is prepared to develop and implement a comprehensive strategic plan aimed at unlocking the full potential of Newell's enviable portfolio of industry-leading brands and ensuring that the interests of all shareholders are of paramount importance. We find it extremely disappointing that Newell's current directors not only own very few shares of the Company, but have lacked the confidence to buy shares in the Company following its recent precipitous decline. To put this in perspective, the decline in the last six months is more than the entire equity market cap of Newell Rubbermaid Inc., the company of which they were directors before the merger with Jarden.

During the second quarter of 2018, shareholders will have the opportunity to make a critical decision on the future strategic direction of Newell. While we would not typically seek to dissuade any company from pursuing divestitures that could create value on an after-tax and risk-adjusted basis, the destruction of value that has occurred under the watch of the current management team gives us pause for any divestitures they may contemplate. In addition, we are concerned that the Company's latest divestiture plan was a hastily-designed action to deflect blame from the recent poor performance. Therefore, we strongly urge the Company to table all major divestiture decisions – unless the Company is absolutely certain of both the strategic rationale and value-creation, on an after-tax and risk-adjusted basis, and polls its shareholders in this regard – until after shareholders have the opportunity to vote on the composition of the Board at the upcoming 2018 Annual Meeting.

While these have been extremely challenging times for Newell, we believe that the recent poor financial and stock price performance has created a unique opportunity to invest in an iconic company and embark on a multi-year operational turnaround that can deliver outstanding returns to shareholders. We do not believe that the current management team or Board have followed through on their commitments, and we believe it is time for substantial change in order to chart a new course for Newell.

As always, we remain open to engaging in constructive dialogue with the Company regarding strategy and leadership. We firmly believe that the time has come for management and the Board to step aside and allow a team of proven operators and directors to put Newell on a path to significant value creation. We are laser focused on helping Newell regain the trust of shareholders and transforming the Company into a best-in-class consumer products company. We remain extremely excited about the prospects for our value creation plan and look forward to sharing detailed specifics in the coming weeks and months as we approach the 2018 Annual Meeting.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

Biographies of Starboard's Nominees (in alphabetical order):

Bradley A. Alford
- Mr. Alford has more than three decades of experience in the consumer food and packaged goods industries. Throughout his career, he has been focused on initiatives to improve processes and facilitate best practices across organizations.
- He spent his entire career with Nestlé, or companies acquired by Nestlé, most recently as the Chairman and Chief Executive Officer of Nestlé USA.
- During Mr. Alford's time as CEO of Nestlé USA, revenue grew from $7.5 billion to $12.7 billion. His leadership principles included focusing management on "making the complex, simple" and developing a strategic focus on three key elements: people, innovation and execution.
- Mr. Alford currently serves on the boards of Perrigo Company, Conagra Brands and Avery Dennison.

Ian G.H. Ashken
- Mr. Ashken co-founded Jarden Corporation in 2001, helping to generate over 50x total shareholder return in less than 15 years with the company.
- He served in a number of positions at Jarden, including Chief Financial Officer, President and Vice Chairman of the Board of Directors.
- He also served as the Vice Chairman and/or Chief Financial Officer of three other public companies: Benson Eyecare, Lumen Technologies and Bollé, between 1992 and 2000.
- Mr. Ashken currently serves on the boards of Platform Specialty Products and Nomad Foods, and previously served as a director of Newell, Jarden, Phoenix Group Holdings, and GLG Partners, among others.

Pauline J. Brown
- Ms. Brown has more than 25 years of experience in brand management, private equity and strategy consulting.
- From January 2013 through December 2015, she served as the Chairman of North America for the world's leading luxury goods company, LVMH Moët Hennessy Louis Vuitton. Prior to working at LVMH, Ms. Brown was a Managing Director at the private equity firm The Carlyle Group, where she focused on buyouts in the consumer and retail sector.

- Ms. Brown joined Carlyle from Avon Products, where she was the Senior Vice President of Corporate Strategy and Global Business Development, responsible for driving key components of a major turnaround plan and exploring and evaluating new business opportunities.
- Ms. Brown spent more than eight years at The Estée Lauder Companies, as the Vice President of Corporate Strategy and New Business Development, in charge of all mergers, acquisitions and licensing deals.
- Ms. Brown currently serves on the board of Del Frisco's Restaurant Group.

Domenico De Sole
- Mr. De Sole was instrumental in re-establishing the exclusivity and profitability of the Gucci brand. As President and Chief Executive Officer of Gucci Group NV and Chairman of its Management Board, he presided over the acquisition of such luxury brands as Yves Saint Laurent, Sergio Rossi, Stella McCartney, Alexander McQueen, Bottega Veneta and Balenciaga. He is credited with taking the company from nearly bankrupt to a multi-billion dollar luxury goods conglomerate.
- He has intimate knowledge of Newell's operations, having served on the Board from 2007 to 2018.
- Mr. De Sole currently serves on the boards of Sotheby's (Chairman), Pirelli, Ermenegildo Zegna and Tom Ford (Chairman), and was previously a director of Procter & Gamble, Delta Air Lines, Bausch & Lomb, GAP and Telecom Italia, among others.

Peter A. Feld
- Mr. Feld is a Managing Member and Head of Research of Starboard Value LP. Prior to founding Starboard, he was a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd.
- Mr. Feld serves as a director of Marvell Technology, where he has helped lead Marvell through a significant operational turnaround.
- Mr. Feld previously served as a director of Brink's, Darden Restaurants, Insperity, Integrated Device Technology and Tessera Technologies, among others.

Martin E. Franklin
- Mr. Franklin co-founded Jarden Corporation in 2001, helping to generate over 50x total shareholder return in less than 15 years with the company.
- He served as Jarden's Chief Executive Officer and Chairman until 2011 and subsequently as Executive Chairman until Jarden's sale to Newell in 2016.
- Mr. Franklin is the co-founder and Chairman of Platform Specialty Products and co-founder and co-Chairman of Nomad Foods.
- Mr. Franklin also currently serves as a director of Restaurant Brands International and J2 Acquisition Limited, and previously served as a director of Newell, Justice Holdings, Bally Total Fitness, Lumen Technologies, Kenneth Cole Productions and Apollo Investment Corp, among many others.

James (Jim) E. Lillie

- Mr. Lillie has an outstanding track record of identifying areas for creating long-term shareholder value. He is a proven organizational leader, experienced with defining and implementing required change while focusing on delivering operating results.
- He has over 20 years of experience in the consumer products sector, most recently having served as the Chief Executive Officer and a director of Jarden Corporation.
- Prior to Jarden, Mr. Lillie served as EVP of Operations at Moore Corporation, leading a team that spurred significant value creation in only a few years.
- Mr. Lillie currently serves on the boards of Tiffany & Co., Nomad Foods and J2 Acquisition Limited.

Gerardo I. Lopez

- Mr. Lopez has over three decades of experience in consumer-focused industries.
- Most recently, he was President and CEO of Extended Stay America and its paired-share REIT, ESH Hospitality, the largest integrated owner/operator of company-branded hotels in North America, where he led the implementation of several infrastructure systems, completed the renovation of the company's entire portfolio of hotels and initiated a new strategic plan in 2016 which included selling non-strategic assets, launching a franchising program and building new company-owned assets.
- Prior to Extended Stay America, Mr. Lopez served as the President and CEO of AMC Entertainment, and held executive positions at Starbucks, Handleman Company, International Home Foods, Frito Lay, Pepsi-Cola and Procter & Gamble.
- Mr. Lopez currently serves as a director of Brinker International and CBRE Group. He previously served as a director of numerous companies, including TXU Corp., Safeco, National CineMedia and REI, among others.

Jeffrey C. Smith

- Mr. Smith is a Managing Member, CEO, and Chief Investment Officer of Starboard Value LP. Prior to founding Starboard, he was a Partner and Managing Director of Ramius LLC.
- Mr. Smith currently serves as Chairman of Advance Auto Parts, a leading automotive aftermarket parts provider in North America, and a director of Perrigo Company, a leading global healthcare supplier.
- Previously, Mr. Smith served as a director of Darden Restaurants (Chairman), helping to lead the company through a successful turnaround, improving revenue and profitability. Mr. Smith has extensive transformational board experience having served on the boards of Yahoo!, Office Depot, Quantum, Regis, Surmodics, Zoran, Phoenix Technologies (Chairman) and Actel, among others.
- Mr. Smith is proud to be able to improve businesses and culture while significantly improving value at underperforming companies.

Charles M. Sonsteby

- Mr. Sonsteby served in a number of positions during his tenure at The Michaels Companies, the largest arts and crafts specialty retailer in North America, including Vice Chairman, Chief Financial Officer and Chief Administrative Officer.
- As CFO of Brinker International from 2001 to 2010, Mr. Sonsteby oversaw Brinker's historic casual dining turnaround effort, which included operational improvements that expanded margins by more than 300 basis points, divested non-core brands, implemented a substantial domestic and international franchising program, and divested company-owned real estate.
- Mr. Sonsteby currently serves as a director of Valvoline and Darden Restaurants (Chairman), and previously served as a director of Zale Corporation.